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                                                          Registration No. _____

      As Filed with the Securities and Exchange Commission on December ___, 1998

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 10549

                                     FORM N-8A

            NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                       OF THE INVESTMENT COMPANY ACT OF 1940


       The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Sun Life of Canada (U.S.) Variable Account I

Address of Principal Business Office (No. & Street, City, State, Zip Code):

       One Sun Life Executive Park
       Wellesley Hills, Massachusetts 02481

Telephone Number (including area code): (781) 237-6030

Name and address of agent for service of process:

       Ellen B. King
       Secretary
       Sun Life Assurance Company of Canada (U.S.)
       One Sun Life Executive Park
       Wellesley Hills, Massachusetts 02481

       Copies to:

       Michael Berenson, Esq.
       Jorden Burt Boros Cicchetti Berenson & Johnson LLP
       Suite 400 East
       1025 Thomas Jefferson St. N.W.
       Washington, D.C. 20007-0805

Check Appropriate Box:

       Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

          YES [ ]        NO [X]


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Item 1. Exact name of the registrant.

     Sun Life of Canada (U.S.) Variable Account I

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization.

     Registrant was organized under the laws of the State of Delaware on December 1, 1998.

Item 3. Form of organization of registrant.

     Registrant is organized as a separate account of Sun Life Assurance Company of Canada (U.S.), a Delaware life insurance company.

Item 4. Classification of registrant.

     Registrant is a unit investment trust.

Item 5.

     Not applicable.

Item 6.

     Not applicable.

Item 7.

     Not applicable.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

     (a) state the name and address of each sponsor of registrant;

     Sun Life Assurance Company of Canada (U.S.)
     One Sun Life Executive Park
     Wellesley Hill, Massachusetts 02481

     (b) state the name and address of each officer and director of each sponsor of registrant;

     John D. McNeil, Director
     150 King Street West
     Toronto, Ontario, Canada M5H 1J9

     Donald A. Stewart, Chairman and Director
     150 King Street West
     Toronto, Ontario, Canada M5H 1J9

     David D. Horn, Director
     Strong Road
     New Vineyard, Maine  04956

     Angus A. Macnaughton, Director
     Metro Tower, Suite 1170
     950 Tower Lane
     Foster City, California 94404


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     John S. Lane, Director
     150 King Street West
     Toronto, Ontario, Canada M5H 1J9

     Richard B. Bailey, Director
     63 Atlantic Avenue
     Boston, Massachusetts 02116

     M. Colyer Crum, Director
     104 Westcliff Street
     Weston, Massachusetts 02193

     S. Caesar Raboy, Senior Vice President and Deputy General Manager and Director
     One Sun Life Executive Park
     Wellesley Hills, Massachusetts 02181

     James M.A. Anderson, Vice President, Investments
     One Sun Life Executive Park
     Wellesley Hills, Massachusetts 02181

     C. James Prieur, President and Director
     One Sun Life Executive Park
     Wellesley Hills, Massachusetts 02181

     L. Brock Thomson, Vice President and Treasurer
     One Sun Life Executive Park
     Wellesley Hills, Massachusetts 02181

     Robert P. Vrolyk, Vice President and Actuary
     One Sun Life Executive Park
     Wellesley Hills, Massachusetts 02181

     Peter F. DeMuth, Vice President, Chief Counsel and Assistant Secretary One Sun Life Executive Park
     Wellesley Hills, Massachusetts 02481

     Ellen B. King, Secretary
     One Sun Life Executive Park
     Wellesley Hills, Massachusetts 02481

     (c) state the name and address of each trustee and each custodian of registrant.

     Not applicable.


Item 9(a). State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

     No.

     (b) Not applicable.

     (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).


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     Yes.

     (d) State whether registrant has any securities currently issued and outstanding (yes or no).

     No.

     (e) Not applicable.

Item 10. State the current value of registrant's total assets.

     Zero.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

     No.

Item 12.

     Not applicable.











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                                      SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940 the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Wellesley Hills and the Commonwealth of Massachusetts on the ___ day of December, 1998.

[SEAL]

                                   Sun Life of Canada (U.S.) Variable Account I
                                   (Name of registrant)

                                   By:  Sun Life Assurance Company of Canada
                                        (U.S.)
                                        (Name of sponsor)

                                   By:  /s/ Ellen B. King
                                      ---------------------------------------
                                        Ellen B. King, Secretary

Attest:   /s/ Cheryl L. Lamie
       ---------------------------------------
          Cheryl L. Lamie, Assistant Secretary







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